Bryan K. Brown Partner {713} 226-6691 Phone	RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002
{713} 226-6291 Fax	Telephone {713} 226-6000
bbrown@porterhedges.com	Telecopier {713} 228-1331
porterhedges.com
October 24, 2007
Division of Corporation Finance
U.S. Securities and Exchange
Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	Carmen Moncada-Terry
Attorney-Adviser

Re:	Grey Wolf, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2007
File No. 001-8226
Dear Ms. Moncada-Terry:
     I am writing on behalf of Grey Wolf, Inc. (the “Company”). Per our conversation, the Company is currently assembling the information necessary to respond to the staff’s comment letter dated September 26, 2007, and will submit a response to the staff’s comments on the above referenced filing by November 15, 2007.
     In the interim if the staff has questions, please contact the undersigned at 713-226-6691 (phone) or 713-226-6291 (fax) or by e-mail at bbrown@porterhedges.com.

Very truly yours,
/s/ Bryan K. Brown
Bryan K. Brown

BKB/an